SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                  For the fiscal year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


   For the transition period from                      to
                                 --------------------     ------------------

                         Commission file number 1-7910
                              --------------------


A.   Full title of the plan:  TOSCO CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               TOSCO CORPORATION
                             72 Cummings Point Road
                          Stamford, Connecticut 06902
                  --------------------------------------------

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                          AS OF AND FOR THE YEARS ENDED

                           DECEMBER 31, 1995 AND 1994




                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

            Index to financial statements and supplemental schedules




Report of independent accountants..................................... 4
Statements of net assets available for benefits
      as of December 31, 1995 and 1994.................................5
Statements of changes in net assets available for
benefits, with fund
      information for the years ended December 31, 1995 and 1994.......6
Notes to financial statements..........................................8
Supplemental schedules:
       Item 27a - Schedule of assets held for investment purposes as of December 31, 1995...................................17
       Item 27d - Schedule of reportable transactions for the
            year ended December 31, 1995..............................18


                        REPORT OF INDEPENDENT ACCOUNTANTS
Plan Administrator
Tosco Corporation Capital Accumulation Plan
Concord, California


     We have audited the accompanying statements of net assets available for benefits of the Tosco Corporation Capital Accumulation Plan (CAP) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the CAP's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefit of the CAP as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and of reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ COOPERS& LYBRAND
Oakland, California
June 26, 1996


                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                      DECEMBER 31
                                        -----------------------------------
                                             1995                   1994
                                        ------------          -------------

Assets held for investment:
      Collective income funds           $ 40,929,150         $   40,150,382
      Vanguard Mutual funds               75,407,749             48,789,702
      Common stock funds                  11,156,975             10,119,244
      Participant loan receivables         1,507,280                953,683
      Growth & Income Mutual Fund            709,165
                                          -----------         --------------

      Total assets                       129,710,319            100,013,011

                                     ----------------         --------------
Net assets available for benefits        $129,710,319          $ 100,013,011
                                     =================        ==============


The accompanying notes are an integral part of these financial statements.



                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                                  PHILLIPS     TOSCO
                                                   VANGUARD      PETROLEUM     COMMON       PARTICIPATE
                                   COLLECTIVE      MUTUAL       COMMON         STOCK          LOAN        GROWTH &
                                   INCOME FUND      FUNDS       STOCK FUND     FUND        RECEIVABLES   INCOME FUND    TOTAL
                                   -----------    --------      ----------     -----       -----------   -----------    -----

Net assets at December 31, 1993    $ 37,832,337   $ 35,549,409   $ 3,096,563  $ 5,822,563  $  422,930              $ 82,723,802

Net appreciation (depreciation)
 in fair value of investments                        (649,061)       383,923      (27,477)                            (292,615)
Interest and dividend income          2,300,612      1,722,016       112,512      130,566      49,520                 4,315,226
Contributions                         2,993,998     14,992,581                    288,715                            18,275,294
Benefit payments                     (2,252,083)    (2,359,991)     (161,644)    (230,770)     (4,208)               (5,008,696)
Loan withdrawals, net                   (83,248)      (396,047)                    (6,146)    485,441
Transfers to (from) funds, net         (641,234)       (69,205)     (304,579)   1,015,018

Net assets at December 31, 1994      40,150,382     48,789,702     3,126,775    6,992,469     953,683               100,013,011

Net appreciation (depreciation)
 in fair value of investments                       12,425,840       129,963    2,008,892                  7,907     14,572,602
Interest and dividend income          2,516,425      2,951,579       104,562      118,962      97,626     34,709      5,823,863
Contributions                         2,240,356     14,461,133                    823,139                118,495     17,643,123
Benefit payments                     (3,443,963)    (4,199,444)      (80,211)    (496,985)   (118,980)    (2,697)    (8,342,280)
Loan withdrawals, net                   (89,039)      (498,025)                   (15,921)    574,951     28,034
Transfers to (from) funds, net         (445,011)     1,476,964      (508,028)  (1,046,642)               522,717

Net assets at December 31, 1995    $ 40,929,150   $ 75,407,749   $ 2,773,061  $ 8,383,914  $1,507,280  $ 709,165   $129,710,319

(a) Statements of Changes in Net Assets available for benefits, with Fund information for Vanguard Mutual Funds appears at Schedule 1.

The accompanying notes are an integral part of these financial statements.



                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
           Schedule 1 - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
            FOR BENEFITS WITH FUND INFORMATION- VANGUARD MUTUAL FUNDS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                               MARKET
                                                              RESERVES
                                                               (VMMR)                     LONG-TERM      INTERNATIONAL
                                                               FEDERAL      INDEX 500     U.S. TREASURY    GROWTH
                                   PRIMECAP      WELLINGTON   PORTFOLIO     PORTFOLIO      BOND FUND      PORTFOLIO       TOTAL
                                   --------      ----------   ---------     ---------     -------------  -------------  ---------


Net assets at December 31, 1993    $ 4,592,027  $15,679,890   $ 9,174,168   $ 4,988,868   $1,114,456                 $35,549,409

Net appreciation (depreciation)
 in fair value of investments          604,114     (887,362)                   (114,491)    (187,511)     (63,811)      (649,061)
Interest and dividend income           287,478      801,736       294,281       206,092      115,170       17,259      1,722,016
Contributions                        4,494,732    4,781,306     1,673,145     2,716,937    1,138,988      187,473     14,992,581
Benefit payments                      (230,498)    (743,916)     (965,936)     (209,522)    (208,783)      (1,336)    (2,359,991)
Loan withdrawals, net                 (105,620)     (69,168)     (151,196)      (46,895)     (16,677)      (6,491)      (396,047)
Transfers to (from) funds, net       2,480,905     (927,185)   (2,580,791)     (199,831)     (66,981)   1,224,678        (69,205)

Net assets at December 31, 1994     12,123,138   18,635,301     7,443,671     7,341,158    1,888,662    1,357,772     48,789,702

Net appreciation (depreciation)
 in fair value of investments        4,235,827    4,774,846                   2,825,588      463,957      125,622     12,425,840
Interest and dividend income           688,357    1,217,488       468,963       277,528      251,249       47,994      2,951,579
Contributions                        5,210,200    3,825,187     1,483,017     2,633,802      789,933      518,994     14,461,133
Benefit payments                      (860,832)  (1,658,134)   (1,095,555)     (364,060)    (127,469)     (93,394)    (4,199,444)
Loan withdrawals, net                 (172,045)    (144,753)      (41,101)     (115,496)     (19,678)      (4,952)      (498,025)
Transfers to (from) funds, net       2,344,331   (1,519,643)      435,565         7,565      296,402      (87,256)     1,476,964

Net assets at December 31, 1995    $23,568,976  $25,130,292   $ 8,694,560   $12,606,085   $3,543,056   $1,864,780    $75,407,749


The accompanying notes are an integral part of these financial statements.

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note A--Significant Accounting Policies

The accounting records of the Tosco Corporation Capital Accumulation Plan (CAP) are maintained on the accrual basis.

Money market reserves are valued at cost which approximates fair value. Investments in the Collective Income Fund include cash equivalents and Bank Investment Contracts (BICs), which are carried at fair value, and Guaranteed Investment Contracts (GICs) with insurance companies, which are carried at contract value plus accumulated interest which approximates fair value. Tosco Corporation Common Stock, Phillips Petroleum Common Stock and other investment securities are traded in established exchanges and are stated at fair value as determined by reference to closing quoted market prices.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net appreciation (depreciation) in the market value of investments consists of realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

In 1995 defined contribution plans were required to adopt the provisions of the AICPA's Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Plans and Defined-Contribution Plans" (SOP 94-4). SOP 94-4 requires the plan to report fully benefit responsive investment contracts at contract value and non-benefit responsive contracts at fair value. Benefit responsiveness is defined as the extent to which a contract's terms and the plan permit or require participant-initiated withdrawals at contract value. All of the Fund's contracts are fully benefit responsive. Accordingly, net assets available for benefits are not affected by this accounting change.

Note B--Description of Plan

The CAP is the successor to, and a consolidation of, predecessor employee savings plans. The primary purpose of the CAP is to afford eligible employees of Tosco Corporation (Tosco) an opportunity to supplement their retirement income by investing, through regular payroll deductions and on a tax-deferred basis under Section 401(k) of the Internal Revenue Code (Code), in any one of or a combination of several investment funds. Employees of Tosco with at least one year of service are eligible to participate in the CAP. All contributions to the CAP are invested according to the employee's direction.

The following contribution provisions apply to all employees:

Employees may elect to contribute from 2% to 15% of eligible compensation (up to $150,000 in 1995 and 1994) to the CAP on a pre-tax basis, after-tax basis, or a combination of both, in 1% increments. However, in 1995 and 1994, pre-tax contributions could not exceed $9,240. The first 6% of compensation contributed to the CAP by an employee is matched by Tosco.

The level of the matching contribution is reduced from 100% to 75% if an employee has participated in the CAP for 60 months or less. Tosco makes additional non-matching contributions of 5% of eligible compensation (up to $150,000 in 1995 and 1994) to the CAP accounts of non-union employees who are ineligible to participate in the Tosco Pension Plan, a defined benefit pension plan. Additionally, Tosco makes a 2% contribution for all eligible employees not covered by a collective bargaining agreement or employed at the Bayway Refinery as a profit sharing contribution, regardless of whether the employee participates in the CAP or not. The profit sharing contribution is available for withdrawal when the employee retires or ceases employment with Tosco. Employees are immediately vested in their individual and in Tosco's contributions.

Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution . Net earnings from investments in investment funds, which include appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the investment fund portion of that participant's account balance bears to the total of the investment fund portion of all participants' account balances.



                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)


Note B--Description of Plan (continued)

Total employer and employee contributions to the CAP for the years ended December 31, 1995 and 1994 are summarized below:

                                     1995                              1994
                                 --------------                   ----------
       Contributions:
          Employer               $   7,757,486                   $  7,146,594
          Employee                   9,885,637                     11,128,700
                                  --------------                 ------------

           Total                  $ 17,643,123                    $18,275,294
                                  ============                   ===========

Administrative expenses of the CAP, which amounted to $118,788 for 1995 and $255,035 for 1994, were paid by Tosco and are not reflected in the financial statements of the CAP. Upon termination of employment, participants receive the market value of contributed funds, which may be greater or less than the amounts originally contributed.

Benefits may be provided through the purchase of a 50% joint and survivor annuity (in the case of a married participant) or a life annuity (in the case of a single participant). Participants may also elect to receive benefits in a lump sum, another form of annuity or any other form approved by the Administrative Committee of the CAP. Married participants may not elect such other forms without the consent of their spouse.

While it has not expressed any intention to do so, Tosco has the right under the CAP to discontinue contributions to the CAP at any time and to terminate the CAP subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA).

ROLLOVERS AND INDIVIDUAL TRANSFERS

Rollover transfers from prior plans of new participant employees were $785,073 and $472,785 in 1995 and 1994 respectively. In addition, the acquisition of the Ferndale Refinery and the addition of its related employees resulted in rollover asset transfers of $1,762,989 in 1994. Total rollover amounts are included in contributions in the Statement of Changes in Net Assets Available for Benefits on page 6.


                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)


Note B--Description of Plan (continued)

PARTICIPANT LOAN PROGRAM

Participants may borrow up to 100% of their pre-tax contributions and related earnings (but not less than $1,000, or more than the lesser of $50,000 or 50% of the participant's CAP balance) for up to 5 years. The participants pay all loan origination and administrative fees. Interest at the Bank of America prime rate plus 1% at the time of loan origination is paid by the participant into the participant's CAP account. Interest rates for loans outstanding at December 31, 1995 range from 7% to 10%. Maturity dates of the loans outstanding range from February 1996 to January 2001.

Note C--Assets Held for Investment

The fair value of assets held for investment, the number of participants in each fund and the net realizable value (in $/share) as of December 31, 1995 and 1994 are as follows:


                  TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                       NOTE C - ASSETS HELD FOR INVESTMENT

                                          December 31, 1995                        December 31, 1994
                                          ------------------                         -----------------
                                                   Net                                            Net
                                                 Realizable                                       Realizable
                                     Number of       Value                          Number of     Value
Investment Description               Participants   $/Unit         Fair Value      Participants   $/Unit       Fair Value
- ----------------------               -------------  ---------       ----------     -------------  --------     ------------

American Express Income Fund G            800        11.41         $40,929,150      887           10.73      $40,150,382

Vanguard Group Mutual funds:
    Primecap                             1,560       26.23          23,568,976    1,284           19.98       12,123,138
    Wellington                           1,488       24.43          25,130,292    1,436           19,39       18,635,301
    Market Reserves (VMMR)
       Federal Portfolio                   775        1.00           8,694,560      837            1.00        7,443,671
    Index 500 Portfolio                  1,100       57.60          12,606,085      972           42.97        7,341,158
    Long Term U.S. Treasury Bond           438       10.79           3,543,056      419            9.05        1,888,662
    International Growth Portfolio         275       15.02           1,864,780      187           13.43        1,357,772

Warburg Pincus Growth & Income             103       15.39             709,165
Phillips Petroleum Common Stock Fund        28       39.84           2,773,061       32           38.28        3,126,775
Tosco Common Stock Fund                    891       15.24           8,383,914      889           11.66        6,992,469
Participant Loan Receivables               253                       1,507,280      143                          953,683
                                                                    ------------                             -----------
                                                                  $129,710,319                              $100,013,011
                                                                  ==============                          ==============

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)



Note C--Assets Held for Investment (continued)

The Collective Income Fund (American Express Income Fund G) owns a proportional share in 126 GICs and 5 BICs with interest rates ranging from 4.54% to 8.78%. The CAP's share of the BICs and GICs mature as follows:

                                  1996               $   3,201,081
                                  1997                   4,184,075
                                  1998                   5,297,919
                                  1999                   4,262,545
                                  2000 and beyond        6,101,314
                                                     -------------
                                                      $ 23,046,934
                                                     =============

The average yield and crediting interest rates for American Express Income Fund G for the years ended December 31, 1995 and 1994 were 6.34% and 6.28% and 5.89% and 6.08% respectively.

Contributions made by or on behalf of CAP participants are held under a trust agreement by the Vanguard Group (Vanguard), a mutual fund manager which offers a family of mutual fund investments with varying levels of risk and expected rates of return. American Express Trust Company is the auxiliary trustee for the Collective Income Fund.

CAP participants may direct contributions to the following investment options.

       Collective Income Fund:

       American Express Income Fund G - The American Express Income Fund G invests in GICs, BICs, and money market securities. GICs are issued by large, high quality insurance companies that repay principal plus interest. BICs are similar contracts issued by banking institutions. Money market securities include certificates of deposit and Treasury Bills. The combination of the interest earned on the GICs, BICs and money market securities, less the costs of administering the fund, determines the fund's rate of return. Prior to July 15, 1994 costs of administrating the fund were paid by Tosco.

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)


  Note C--Assets Held for Investment (continued)

  Vanguard Group Mutual Funds:

       Primecap Fund - The Primecap Fund invests principally in a portfolio of common stocks of quality companies with undervalued assets, the potential for rapid earnings growth, or both. Dividend income is incidental. Under normal circumstances, at least 80% of the assets of the Primecap Fund will be in such common stocks, or in securities convertible into common stocks.

       Wellington Fund - The Wellington Fund invests in a portfolio of high-quality stocks and bonds normally in a ratio of 65% common stocks to 35% fixed income securities. Common stocks are selected principally on the basis of current dividend yield and reasonable prospects for earnings and dividend growth. The Wellington Fund's securities (corporate and government bonds and money market instruments) emphasize high quality consistent with attractive income yields.

       Money Market Reserves (VMMR) Federal Portfolio Fund- The Federal Portfolio invests mainly in securities issued by the U.S. Treasury and agencies of the U.S. Government which mature in one year or less. The Federal Portfolio is designed to maintain a constant $1.00 per share value.

       Index 500 Portfolio Fund- The Index 500 Portfolio invests in a portfolio of common stocks and attempts to provide investment results that correspond to the price and yield performance of publicly-traded stocks in the aggregate (as represented by the Standard & Poor's Composite Stock Price Index).

       Long-Term U.S. Treasury Bond Fund - The Long-Term U.S. Treasury Bond Fund invests primarily in long-term U.S. Treasury Bonds with an objective to provide a high level of current income. Although the fund has negligible credit risk, the market value of the fund will fluctuate due to changes in interest rates prevailing in the economy.

       International Growth Portfolio Fund - The International Growth Portfolio Fund invests in common stocks of companies based outside of the United States that are considered to have above-average growth and capital appreciation potential.

       Warburg Pincus Growth and Income Mutual Fund (Pincus) - The Pincus Fund invests principally in the securities of financially strong companies that offer high growth rates at attractive valuations. The Fund invests primarily in equity securities including common stock and securities convertible to common stock.



                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)


  Note C--Assets Held for Investment (continued)

       The mix may also include dividend-paying equity securities, fixed income securities, and money market instruments. The Pincus Fund was offered as an additional choice for ongoing plan contributions effective April 10, 1995.

       Common Stock Funds:

       Phillips Petroleum Common Stock Fund - The Phillips Petroleum Common Stock Fund is a closed fund with investments in the common stock of Phillips Petroleum Company. Dividends earned are automatically reinvested in stock.

       Tosco Common Stock Fund - The Tosco Common Stock Fund (prior to July 15, 1994, a closed fund) invests primarily in Tosco Common Stock. A small cash position in Vanguard money market reserves is maintained to provide liquidity necessary for periodic transactions (distributions and fund exchanges).

Note D--Income Taxes

The Internal Revenue Service has determined and informed Tosco by a letter dated September 21, 1995, that the CAP and related trust are designed to be exempt in accordance with applicable sections of the Code as amended. The CAP has been amended since receiving the determination letter. As the administrator and tax counsel believe that the CAP amendment is in compliance with the Code, no provision for income taxes has been included in the CAP's financial statements.

Note E--Related Party Transactions

Certain investments of the CAP are in shares of mutual funds managed by Vanguard. As Vanguard is trustee under a trust agreement with Tosco, these transactions qualify as party in interest transactions. In addition, certain investments of the CAP are in Tosco Common Stock. These transactions also qualify as party in interest transactions. Through June of 1994, certain investments were managed by American Express as an auxiliary trustee under a trust agreement with Tosco, qualifying these transactions as party in interest transactions. Party in interest expenses paid by Tosco for 1995 and 1994 were $81,762 and $171,538 respectively.


                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)

Note F--Reconciliation to Form 5500

The following reconciles net assets available for benefits between these financial statements and Form 5500 as of December 31, 1995:

Net assets available for benefits per financial statements   $ 129,710,319
Benefit payable to participants                              (   1,328,244)
                                                              -------------
Net assets available for benefits per Form 5500              $ 128,382,075
                                                               ===========

Similarly, the 1995 participants' withdrawals amount reflected in the statement of changes in net assets available for benefits is reconciled to Form 5500 as follows:

Benefits paid to participants per the financial statements   $ 8,342,280
Benefit payable to participants                                1,328,244
                                                            -------------
Participants' withdrawals per Form 5500                      $ 9,670,524
                                                            =============


                  TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

           ITEM 27a -SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             DECEMBER 31, 1995
(a)            (b)                     (c)                                 (d)               (e)
         Identity of Issue         Description of Investment              Cost         Current Value
         -----------------         -------------------------             -------       -------------

*        Vanguard                  Money Market Reserves                 $ 8,694,560    $ 8,694,560
                                    Federal Portfolio

*        Vanguard                  Wellington Fund                        20,382,407     25,130,292

*        Vanguard                  Index 500 Portfolio                     9,840,111     12,606,085

*        Vanguard                  Primecap                               19,074,275     23,568,976

*        Vanguard                  Long-term U.S. Treasury
                                    Bond Fund                              3,262,546      3,543,056

*        Vanguard                  International Growth Portfolio Fund     1,784,156      1,864,780

         Warburg Pincus            Pincus Fund                               702,600        709,165

         Phillips Petroleum        Phillips Petroleum Common
                                    Stock Fund                              1,024,719     2,773,061

*        Tosco                     Tosco Corporation Common
                                    Stock Fund                              6,039,341     8,383,914

         American Express          Collective Income Fund G                40,929,150    40,929,150

         Participant Loans         Participant Loan Receivables
                                     maturing from February 1996
                                     to January 2001 at interest             1,507,280    1,507,280
                                     rates of 7.0% to 10.0%                ------------   ----------
         TOTAL                                                           $ 113,241,145  $129,710,319
                                                                         ============== ============
Signifies Party in Interest

                  TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
ITEM 27d- SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                                                          (h)
                                                                                   (f)                 Current Value   (i)
                                                      (c)       (d)      (e)   Expenses        (g)     of Asset on     Net
         (a)                        (b)             Purchase  Selling  Lease   Incurred with  Cost of  Transaction    Historical
Identity of Party Involved   Description of Asset   Price     Price    Rental  Transaction    Asset      Date         Gain
- --------------------------   -------------------   --------   -------  ------  -----------    ------   -----------   -----------
Category (iii)-Series of
 transactions involving same
 security in excess of 5% of
 CAP assets:

Vanguard                    Wellington Fund        $7,619,977                                 $7,619,977   $7,619,977
                                                              $5,899,874                      $5,309,425   $5,899,874    $590,449

Vanguard                    VMMR Federal Portfolio $4,993,122                                 $4,993,122   $4,993,122
                            Fund                              $3,741,751                      $3,741,751   $3,741,751

Vanguard                    Index 500 Portfolio    $7,217,852                                 $7,217,852   $7,217,852
                            Fund                              $4,777,983                      $4,349,278   $4,777,983    $428,705

Vanguard                    Primecap Fund         $14,631,542                                $14,631,542  $14,631,542
                                                              $7,421,001                     $ 6,661,300  $ 7,421,001   $759,701

American Express            Guaranteed Investment $14,658,629                                $14,658,629  $14,658,629
Trust                       Contracts                        $13,878,343                     $13,878,343  $13,878,343

Note: There were no category (i) (ii) or category (iv) reportable transactions during 1994.

                               TOSCO CORPORATION

                        Tosco Capital Accumulation Plan


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                  TOSCO CORPORATION
                                               Tosco Capital Accumulation Plan


Dated:  June 28, 1996                       By:  /s/ Jefferson F. Allen
                                                 ---------------------------
                                                    Jefferson F. Allen
                                                  Executive Vice President
                                                  and Chief Financial Officer


                                             By:  /s/ Randall S. Schultz
                                                  ----------------------------
                                                      Randall S. Schultz
                                                      Plan Administrator

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in the Registration Statement of the Tosco Corporation Capital Accumulation Plan on Form S-8 (File No. 33-54153) of our report dated June 26, 1996, on our audit of the financial statements and financial statement schedules of the Tosco Corporation Capital Accumulation Plan as of December 31, 1996 and 1994, and for the years then ended, which report is included in this Annual Report on Form 11-K.


/s/ COOPERS & LYBRAND
Oakland, California
June 26, 1996